August 20, 2020


Kunal K. Singh
President and Chief Executive Officer
J.P. Morgan Chase Commercial Mortgage Securities Corp.
60 Wall Street
New York, NY 10260-0066

       Re:    Benchmark 2019-B11 Mortgage Trust
              Form 10-K
              Filed March 17, 2020
              File No. 333-226123-03

Dear Mr. Singh:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          /s/ Katherine Hsu

                                                          Katherine Hsu
                                                          Office Chief
                                                          Office of Structured
Finance